PE
3-1-02

02020911

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the Securities Act of 1934

For the month of March, 2002

of Chile, Bank
(Translation of Registrant's name into English)

Chile
(Jurisdiction of incorporation or organization)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No _X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____.)

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Superintendency of Banks and local Stock Exchanges, informing of the resolutions adopted at Banco de Chile's Board's meeting held on February 28, 2002, with regards to the date and matters to be addressed by the next Ordinary Shareholders Meeting. A press release regarding this notice will be published in local newspapers and sent to shareholders on March 4th, 2002.-

Translation

Santiago, February 28, 2002

Mr.
Enrique Marshall
Superintendent of Banks and
Financial Institutions

Mr. Superintendent:

I inform you that at the ordinary Board of Directors meeting held on February 28, 2002, it was agreed to summon to the General Ordinary Shareholders Meeting to be held on March 21, 2002, at 10:00 A.M., at the "Teleton Theater", located at 1531 Rosas Street, Santiago, Chile in order to address the following subjects:

a) Approval of Banco de Chile's Memory, Annual Report, Financial Statements and Report of the External Auditors for the year ended December 31, 2001, and approval of the distribution of dividend N° 190 of CH$1.9355 per Banco de Chile share. Such dividend, when approved, shall be paid at the Bank's principal offices after the end of the Meeting.
b) Approval of Banco de A. Edwards' Memory, Annual Report, Financial Statements and Report of the External Auditors for the year ended December 31, 2001, and approval of the distribution of a dividend of CH$0.4364 per Banco de Chile- F share. Such dividend, when approved, shall be paid at the Bank's principal offices after the end of the Meeting.
c) Election of the Board of Directors and Alternate Directors;
d) Nomination of external auditors;
e) Information required on article 44 of Law 18.046 ;
f) Directors' and Directors' Committee remuneration for the year 2002;
g) Other subjects inherent to Ordinary Meetings.

The Financial Statements and the Report of the External Auditors for Banco de Chile and for Banco de A. Edwards, for the year 2001, were published in newspaper *La Segunda* of Santiago in its edition of February 14, 2002 and in more detail, at the sites www.bancochile.cl and www.mundoedwards.com, respectively.

Holders of Banco de Chile shares and Banco de Chile-F shares, and holders of SM Chile shares according to law N° 19,396, registered in the respective Shareholders Registers on or prior March 15, 2002, will have the right to participate.

PABLO GRANIFO LAVIN
General Manager

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 6, 2002

Banco de Chile

By: Hernan Donoso
Vice-President